SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES
FINANCE AND INVESTMENT COMMITTEE
OF BRASKEM S.A.

INTERNAL RULES OF THE

FINANCE AND INVESTMENT COMMITTEE OF BRASKEM S.A.

1      Objectives

The Finance and Investment Committee (“CFI” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body to support Braskem’s Board of Directors (“Board” or “CA”) with respect to the matters described in item 2 of these Internal Rules (“Rules”).

In the performance of their duties, the Committee members shall act in strict accordance with the Company’s mission and values and conduct their work in accordance with the best Corporate Governance practices, the provisions of Law No. 6.404, of December 15, 1976, as amended, the regulations issued by the Brazilian Securities and Exchange Commission, the Shareholders’ Agreement filed at the Company’s headquarters, as applicable, the Company’s Bylaws (“Bylaws”) and these Rules. It will be up to the members of the CFI to comply with and to enforce these Rules, and they shall perform their functions respecting the duties of loyalty and diligence and maintain the confidentiality of the information to which they have access.

2	Duties

The CFI shall:

i.       Follow up on compliance with the guidelines set forth in the Policies of the Company pertaining to:

•	financial matters;
•	investments;
•	dividends and interest on equity;
•	trade of securities; and
•	collaterals.

ii.         Assess, prior to CA’s analysis, the proposals of Braskem’s Business Leader (“LN- Braskem”) to update the Policies listed on item “i” above;

iii.	Contribute to the proposal of the LN-Braskem’s Action Program (“PA”), prior to the CA’s analysis, with a focus on the financial strategy, Investments Plan and possible disinvestments, leverage targets, as well as the proposed Weighted Average Cost of Capital (“WACC”);
iv.	Follow up Braskem’s quarterly results, through the financial statements, with a focus on the managerial analysis of the results, identifying to the CA the material deviations of the macro-indexes in relation to the LN-Braskem’s PA;
v.	Assess, prior to CA’s analysis, (i) the annual financial statements, (ii) the annual administrators’ report, and (iii) the results destination proposal, including the distribution of dividends and interest on equity, and (iv) capital budget;
vi.	Assess, prior to the CA's analysis, the proposals for (i) the acquisition of participation in corporations when involving investments within the competence of the CA, mentioned in item xv from Article 26 of the Company’s Bylaws; (ii) the acquisition of assets mentioned in item xiv from Article 26 of the Company’s Bylaws, excepting the acquisitions of inputs and consumer goods; (iii) the disposal of assets pertaining to the non-current assets mentioned in items xvi and xvii from Article 26 of the Company’s Bylaws; and (iv) operational or expansion investments by Braskem and its subsidiaries according to item ii from Article 26of the Bylaws of the Company;
vii.	Follow up the investments approved by the CA during their execution, pointing out significant deviations from the original budget and their impacts on the Internal Rate of Return (“IRR”) of the project, pursuant to limits set forth by Braskem’s investment policy;

viii.         Assess the performance of investments approved by the CA up to twenty-four (24) months after their conclusion (post-EVTE), in case a bigger term is not set forth by the CFI;

ix.	Assess, prior to CA’s analysis, the financial transactions subject to CA’s approval, particularly with regard to their structure, costs and guarantees, and consistency with the financial macro-equation included in LN-Braskem’s PA;
x.	Assess, prior to CA’s analysis, on an annual basis, the LN-Braskem’s proposal on the delegation limits for officers to contract loans or financings;
xi.	Analyze and follow up the protection instruments for the Company’s accounting results;
xii.	Assess, prior to the CA's analysis, the granting of guarantees of any amount in relation to obligations assumed by third parties that are not controlled companies of the Company;

xiii.	Follow up the financial strategy, including indebtedness, financial, liquidity and leverage indicators, derivative operations, contingency plan, protection of dividends paid, sensitivity and financial risk analysis;
xiv.	Follow up the performance of Braskem’s stock in the capital market in relation (i) to the performance of stock from comparable companies, and (ii) to the main indexes of markets where Braskem has stock listed in the stock exchange;
xv.	Analyze the constant risks in the Corporate Risk Matrix and the respective mitigation plans that are related to the topics within its competence;
xvi.	Approve, in the first meeting after the election on the Board of Directors’ members at the Annual General Meeting, the schedule of the annual meetings for the current and next years; and
xvii.	Approve, in the last meeting of each fiscal year, the Basic Agenda of the ordinary meetings for the next fiscal year, as proposed by its Coordinator, encompassing the activities within the competence of the CFI and others which may be necessary to comply with the work requests set forth by the CA.

3	CFI’s Operation

3.1     Composition and Term of Office

The CFI is made up of at least three (3) and at most five (5) members appointed by the Chairman of the Board of Directors (“P-CA”) among the full and alternate members of the CA, one of its members shall be appointed as Committee Coordinator.

The term of office of the CFI members shall be of two (2) years and must coincide with their CA term of office. If a CFI member permanently ceases to hold his or her position as Director prior to the end of his or her respective term of office, the P-CA shall timely appoint a substitute, subject to the CA’s approval. The CFI member position may not be delegated.

3.2     Coordination

The CFI Coordinator shall have the following duties:

i.	To propose to the CFI, whenever necessary, changes to the approved Basic Schedule and to the Annual Schedule, considering the recommendations of the other CFI members;
ii.	To ratify the CFI ordinary meetings schedule, before the CA’s Executive Secretary ("Governance Secretary" or “S-CA”) submits it to the members of this Committee;

iii.      To call, conduct and coordinate the CFI meetings;

iv.	To set forth the need for extraordinary meetings, proposing dates for holding such meetings and their respective agendas, in observance of the right of the other members to request that such meetings be called;
v.	Ensure that the call, the agenda and the supporting material for the meetings are forwarded to the Committee members, by the S-CA, within the period stipulated in these Rules;
vi.	To invite to take part at the CFI meetings, whenever necessary or convenient, CA members, Braskem’s administrators, other members, external consultants, as well as any other persons who hold information relevant to the purpose of the meeting. The invitation shall be made with the S-CA’s support;
vii.	To submit to the CA the analyses, opinions and reports drafted within the CFI scope which must be submitted to the CA;
viii.	Propose to the administrators the hiring of external consultants to, in particular situations, contribute to the Committee’s tasks, observing the hiring process established in Braskem’s guiding documents on the matter;
ix.	Ensure that the drafts of the minutes of the meetings are forwarded to the Committee members for consideration within a period of up to seven (7) business days after the meeting; and

x.      To submit to the CA any proposals of updates to these Rules.

3.3     Meetings

The CFI develops its activities mainly by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least on a quarterly basis, according to the approved Annual Schedule and, on an extraordinary basis, whenever the CFI Coordinator or any of its members deems necessary, in alignment with the CFI Coordinator, or whenever the circumstances so require.

The CFI’s ordinary meetings to consider matters for deliberation by the CA will preferably be held at least seven (7) consecutive days in advance of the dates scheduled for the Braskem Board of Directors Meetings (“RCA” or “RCAs”), unless the majority of its members set a shorter term, but always prior to the realization of the RCAs.

The calls, agendas, as well as support materials for the meetings, shall be provided to the Committee members by the S-CA, at least seven (7) consecutive days prior to the date of the meeting, unless the majority of the Committee members agree on a shorter term, however, not shorter than forty-eight (48) hours; in such cases, a duly documented agenda must be provided.

The CFI meetings will preferably be held at Braskem’s headquarters, and may be held remotely through conference call, videoconference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all other people present at the meeting, and the recording of the meeting is forbidden. In case of remote meetings, each CFI member shall be individually and solely liable for taking all measures required to assure the strict confidentiality of such meetings, and the access to any information dealt with in the meeting by persons not authorized by the CFI coordinator is strictly forbidden. The means of communication to be used by the Director shall be that informed by the Company’s Information Security Area. In case it is not possible to use the informed means, the Director shall inform in advance the S-CA the means of communication to be used, so that the Information Security Area may validate it.

Preferably, all CFI members shall take part in all meetings, whether in person or through video-conference or conference call, or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any Committee member unable to attend a meeting shall prior inform the CFI Coordinator and appoint, if applicable, which member shall represent him or her.

The CFI’s recommendations must be registered in minutes drafted by the S-CA and, after being ratified by the CFI members, the minutes shall be made available in Braskem’s Governance Internet Website. The minutes must be filed by the Corporate Governance area, at the Company’s headquarters.

3.4.	Conflict of Interests

If any of the members of the Committee is in a situation of conflict of interest with a certain matter to be considered, they must promptly manifest themselves to the Coordinator or to the S-CA, being prevented from deliberating or otherwise intervening in the matter of the conflict of interest. The impediment to the participation of the Committee member will be recorded in the Minutes of the meeting. If he or she fails to express his or herself regarding any conflict of interest, any other Committee member with knowledge of the situation shall do so. Exceptionally, with the objective of protecting its interests, the Company, by decision of the Legal Department, may restrict access by conflicted members to information and materials related to the subject of conflict of interest, as well as to the part of the meeting dealing with the matter.

3.5.	Miscellaneous

The S-CA is responsible for providing support to the CFI, according to the duties set forth in the CA’s Internal Rules.

The communications between CFI members and other assistants, whenever it occurs, must be made under a confidentiality regime.

In case of any conflict between these Rules and the Company’s Bylaws, the Company’s Bylaws shall prevail, and these Rules shall be amended as necessary.

These Internal Rules were approved at an ordinary meeting of Braskem’s Board of Directors held on May 04th, 2023, and will be made available on the Company’s website.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.